UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

GoHealth, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

38046W105

(CUSIP Number)

September 23, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 38046W105	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Elevance Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,913,780 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,913,780 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,913,780 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON* CO

(1)

Includes 32,913,780 shares of Class A Common Stock issuable upon conversion of the Series A Convertible Perpetual Preferred Stock (“Series A Preferred Stock”) of GoHealth, Inc., a Delaware corporation (the “Issuer”) held by Anthem Insurance Companies, Inc., currently, subject to the Beneficial Ownership Limitation (as defined below), and excludes 21,773,720 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series A Preferred Stock that may not be exercised currently due to the Beneficial Ownership Limitation. The percentage ownership is based on the calculations set forth in Item 4(b).

CUSIP No. 38046W105	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Anthem Insurance Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,913,780 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,913,780 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,913,780 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (1)
12	TYPE OF REPORTING PERSON* CO

(1)

Includes 32,913,780 shares of Class A Common Stock issuable upon conversion of the Series A Convertible Perpetual Preferred Stock (“Series A Preferred Stock”) of GoHealth, Inc., a Delaware corporation (the “Issuer”) held by Anthem Insurance Companies, Inc., currently, subject to the Beneficial Ownership Limitation (as defined below), and excludes 21,773,720 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series A Preferred Stock that may not be exercised currently due to the Beneficial Ownership Limitation. The percentage ownership is based on the calculations set forth in Item 4(b).

Item 1.

(a)	Name of Issuer

GoHealth, Inc.

(b)	Address of Issuer’s Principal Executive Offices

214 West Huron St.

Chicago, IL 60654

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed by Elevance Health, Inc., an Indiana corporation (“Elevance Health”), and Anthem Insurance Companies, Inc., an Indiana corporation (“AIC,” and together with Elevance Health, the “Reporting Persons”). AIC is a wholly-owned subsidiary of Elevance Health. The securities reported herein as being held by Elevance Health and AIC are all directly beneficially owned by AIC. Elevance Health may be deemed to indirectly beneficially own the securities that are directly beneficially owned by AIC. The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 99.1.

(b)	Address of Principal Business Office or, if none, Residence

(i)	Elevance Health: 220 Virginia Avenue, Indianapolis, IN 46204

(ii)	AIC: c/o Elevance Health, Inc., 220 Virginia Avenue, Indianapolis, IN 46204

(c)	Citizenship

(i)	Elevance Health:Indiana, United States

(ii)	AIC:Indiana, United States

(d)	Title of Class of Securities

Common Stock, par value of $0.0001 per share

(e)	CUSIP Number

38046W105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership

(a)	Amount Beneficially Owned

(i)	Elevance Health:32,913,780 (1)

(ii)	AIC:32,913,780 (1)

AIC holds 35,000 shares of the Issuer’s Series A Preferred Stock. The Series A Preferred Stock has an initial liquidation preference of $1,000 per share, which shall increase by accumulated quarterly dividends that are not paid in cash (“compounded dividends”). Holders of the Series A Preferred Stock are entitled to a dividend at the rate of 7.0% per annum, accruing daily and payable quarterly in arrears, as set forth in the certificate of designations designating the Series A Preferred Stock. Dividends are payable in cash, by increasing the amount of liquidation preference (compounded dividends) with respect to a share of Series A Preferred Stock, or any combination thereof, at the sole discretion of the Issuer. The Series A Preferred Stock is convertible in full at the option of the holders into the number of shares of Class A Common Stock equal to the quotient of (a) the sum of (x) the liquidation preference (reflecting increases for compounded dividends) plus (y) the accrued dividends with respect to each share of Series A Preferred Stock as of the applicable conversion date divided by (b) the conversion price (initially $0.64) as of the applicable conversion date. Notwithstanding the foregoing, a holder of Series A Preferred Stock may elect to receive upon conversion, in lieu of the shares of Class A Common Stock otherwise deliverable, one share of a newly created class of preferred stock (the “Series A-1 Preferred Stock”) for every 1,000 shares of Class A Common Stock otherwise deliverable upon conversion. AIC is a wholly-owned subsidiary of Elevance Health.

(b)	Percent of Class

(i)	Elevance Health: 9.99%

(ii)	AIC: 9.99%

The aggregate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Person is based upon a denominator that is the sum of: (i) 132,396,24 shares of Class A Common Stock outstanding as of September 6, 2022, which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer’s Definitive Proxy Statement for the Issuer’s special meeting of stockholders to be held on October 24, 2022 filed with the Securities and Exchange Commission on September 19, 2022; (ii) 197,070,952 shares of Class B Common Stock outstanding as of September 6, 2022, which is the total number of shares of Class B Common Stock outstanding as reported in the Issuer’s Definitive Proxy Statement for the Issuer’s special meeting of stockholders to be held on October 24, 2022 filed with the Securities and Exchange Commission on September 19, 2022; and (iii) 54,687,500 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock held by AIC. AIC’s voting rights shall not exceed 9.99% of the voting rights associated with the issued and outstanding shares of capital stock of the Issuer at any time (the “Beneficial Ownership Limitation”); and the voting rights of all of the holders of Series A Preferred Stock in the aggregate, voting on an as-converted basis with the holders of the Class A Common Stock and the holders of any other class or series of capital stock of the Issuer then entitled to vote, are capped at the maximum amount that would not result in requiring shareholder approval for the exercise of such voting rights pursuant to the rules of Nasdaq Stock Market. As of the close of business on September 23, 2022, the Beneficial Ownership Limitation limits the conversion of the Series A Preferred Stock to 32,913,780 of the 54,687,500 Shares underlying the Series A Preferred Stock. AIC is a wholly-owned subsidiary of Elevance Health.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

(A)	Elevance Health:	0

(B)	AIC:	0

(ii)	Shared power to vote or to direct the vote

(A)	Elevance Health:	32,913,780 (1)

(B)	AIC:	32,913,780 (1)

(iii)	Sole power to dispose or to direct the disposition of

(A)	Elevance Health:	0

(B)	AIC:	0

(iv)	Shared power to dispose or to direct the disposition of

(A)	Elevance Health:	32,913,780 (1)

(B)	AIC:	32,913,780 (1)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

(1)

Includes 32,913,780 shares of Class A Common Stock issuable upon conversion of the Series A Convertible Perpetual Preferred Stock (“Series A Preferred Stock”) of GoHealth, Inc., a Delaware corporation (the “Issuer”) held by Anthem Insurance Companies, Inc., currently, subject to the Beneficial Ownership Limitation (as defined below), and excludes 21,773,720 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series A Preferred Stock that may not be exercised currently due to the Beneficial Ownership Limitation. The percentage ownership is based on the calculations set forth in Item 4(b).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2022

ELEVANCE HEALTH, INC.

By:	/s/Kathleen S. Kiefer
Name: Kathleen S. Kiefer
Title: Vice President, Legal and Corporate Secretary

ANTHEM INSURANCE COMPANIES, INC.

By:	/s/ Kathleen S. Kiefer
Name: Kathleen S. Kiefer
Title: Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit Number	Exhibit

99.1	Joint Filing Agreement dated November 15, 2022 by and between Elevance Health, Inc. and Anthem Insurance Companies, LLC